Simpson Thacher & Bartlett LLP

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Direct Dial Number	E-Mail Address
(212) 455-2293	rbekkerus@stblaw.com

February 3, 2020

VIA EDGAR TRANSMISSION

Re:             GFL Environmental Holdings Inc.

Amendment No. 7 to Registration Statement on Form F-1

Filed on July 19, 2019

CIK No. 0001780232

Asia Timmons-Pierce

Jay Ingram

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of GFL Environmental Holdings Inc. (the “Company”), we hereby file with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 7 (“Amendment No. 7”) to the above-referenced registration statement on Form F-1 (the “Registration Statement”).

The Company has revised the Registration Statement to (1) provide the Staff with the following responses to the Staff’s comment letter, dated January 21, 2020 (the “Comment Letter”), regarding Amendment No. 6 to the Registration Statement and (2) otherwise update the Company’s disclosure, including the filing of certain exhibits to the Registration Statement.

To assist your review, we have retyped the text of the Staff’s comment in italics below. Page references in our response correspond to the pages of Amendment No. 7. Unless otherwise defined below, terms defined in Amendment No. 7 and used below shall have the meanings given to them in Amendment No. 7. The response and information described below are based upon information provided to us by the Company.

Form F-1/A Filed January 7, 2020

Capitalization, page 73

1.                                      Note (1) to the table indicates that you intend to reflect the application of net proceeds to repay certain indebtedness in your Capitalization table whereas your Use of Proceeds disclosures on page 71 indicate that you are not able to estimate the amount of net proceeds that will be used to repay indebtedness. Please clarify your disclosures accordingly.

In response to the Staff’s comment, the Company acknowledges the inconsistency between the disclosure in the Capitalization table on page 73 of Amendment No. 6 and Use of Proceeds section on page 71 of Amendment No. 6. The Company has revised its disclosure in the Capitalization table on page 73 of Amendment No. 7 to make the disclosure consistent between such sections. Furthermore, the Company advises the Staff that the Capitalization table on page 73 of Amendment No. 7 and the Use of Proceeds section on page 71 of Amendment No. 7 will be updated to specify the indebtedness that the Company will repay with the net proceeds from the offering of subordinate voting shares, once the size of the offering has been determined.

2.                                      Given the stated uncertainty over the completion of the Unit Offering, it is not clear whether there is a firm commitment for the Unit Offering and correspondingly whether the Unit offering proceeds should be reflected in the Capitalization Table or in the Pro Forma Financial Information. Please advise or revise as necessary. In regards to the pro forma financial information, please specifically address how reflecting the Unit offering proceeds would be considered to be factually supportable pursuant to Rule 11-02(b)(6) of Regulation S-X.

The Company acknowledges the Staff’s comment and advises the Staff that the Unit Offering will be done on a best efforts basis as will the offering of subordinate voting shares.  However, the Unit Offering is conditioned upon the closing of the offering of subordinate voting shares because in order to consummate the Unit Offering, the subordinate voting shares need to be listed on a securities exchange.  The Company further advises the Staff that the Unit Offering, to the extent it is completed, will be supported by legally binding documentation, which will be executed substantially concurrently with the legally binding documentation for the offering of subordinate voting shares.

Furthermore, the Company advises the Staff that it believes showing the impact of the Unit Offering in the Capitalization table is appropriate to give investors a view as to the impact of both the offering of subordinate voting shares and the Unit Offering on the Company’s capitalization as adjusted for each of the offerings. Once the size of each of the offering has been determined, the Capitalization table will be updated to reflect the impact of each of the offerings on the Company’s capitalization.  Moreover, the last sentence of the second paragraph on page 73 of Amendment No. 7 discloses to investors that they should not assume that the Unit Offering will take place.

Finally, the Company advises the Staff that the Company plans to file its audited consolidated financial statements for the year ended December 31, 2019 (“2019 Audited Results”) in a subsequent amendment to the Registration Statement. The financial results for Waste Industries for the full year ended December 31, 2019, and the impact of the Recapitalization for the full year ended December 31, 2019, will be included in the 2019 Audited Results. Accordingly, the Company plans to remove the Unaudited Pro Forma Combined Financial Information from the Registration Statement once the 2019 Audited Results are included. Therefore, the Company does not believe that Rule 11-02(b)(6) of Regulation S-X will be applicable to future filings that contain the 2019 Audited Results.

Unaudited Pro Forma Combined Financial Information, page 79

3.                                      Please tell us what consideration you gave to also presenting a pro forma statement of operations for the nine-month period ended September 30, 2019 to reflect the Pre-Closing Capital Changes and Offering Adjustments.

In response to the Staff’s comment, the Company advises the Staff that the financial results for Waste Industries and the impact of the Recapitalization are included in the Company’s results of operations for the nine-month period ended September 30, 2019.

The Company advises the Staff that the only adjustments in the Unaudited Pro Forma Combined Financial Information in the Registration Statement to account for the Pre-Closing Capital Changes and Offering Adjustments would be a reduction in “Interest and other finance costs.” Although the size of the Offering and the Unit Offering have not yet been determined, the Company advises the Staff that it expects the reduction in interest expense for the nine months ended September 30, 2019 would not be material to investors, particularly in light of the additional debt that the Company issued in April 2019 and December 2019, so it does not believe that a pro forma statement of operations for the nine-month period ended September 30, 2019 is needed.

In addition, the Company plans to file the 2019 Audited Results in a subsequent amendment to the Registration Statement. The financial results for Waste Industries for the full year ended December 31, 2019, and the impact of the Recapitalization for the full year ended December 31, 2019, will be included in the 2019 Audited Results. Accordingly, the Company plans to remove the Unaudited Pro Forma Combined Financial Information section from the Registration Statement once the 2019 Audited Results are included and would not include a pro forma statement of operations for the year ended December 31, 2019 to account for the Pre-Closing Capital Changes and the Offering, as the reduction in interest expense for the year ended December 31, 2019 would not be material to investors, particularly in light of the additional debt that the Company issued in April 2019 and December 2019.

Critical Accounting Estimates and Judgements

Share-Based Compensation, page 134

4.                                      For any equity issuances subsequent to April 30, 2019 as well as any planned future equity issuances, please provide the following for each transaction:

•            Please identify the parties, including any related parties as well as the purpose of the issuance;

•            Please tell us how you accounted or will account for the issuance;

•            Please tell us the nature of any consideration;

•            Please tell us the fair value of your underlying common stock used and your basis for this fair value, including a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value;

•            Please tell us the significant factors that contributed to differences in the fair value determined between each valuation date; and

•            To the extent applicable, please reconcile the fair values you used for equity transactions to the fair value indicated by the anticipated IPO price.

In response to the Staff’s comment, the Company advises the Staff that it will supplementally provide a response to this comment reconciling the fair values to the anticipated IPO price.

Description of Purchase Contracts

Waiver of Jury Trial, page A-58

5.                                      We note your disclosure on pages A-58 and A-66 regarding the jury trial provision in your purchase contract agreement or indenture. Please disclose whether the jury waiver provision applies to claims under the U.S. federal securities laws. If the provision does apply to claims under the U.S. federal securities laws, please clearly disclose that by agreeing to the provision, investors cannot waive your compliance with the federal securities laws and the rules and regulations promulgated thereunder. Please include a risk factor to highlight the material risks related to this provision, including the possibility of less favorable outcomes, uncertainty regarding its enforceability, the potential for increased costs to bring a claim, whether it may discourage or limit suits against you and whether the provision applies to purchasers in secondary transactions.

In response to the Staff’s comment, the Company has revised its disclosure on pages A-60 and A-71 of Amendment No. 7 to indicate that the jury waiver provision does not apply to claims under the U.S. federal securities laws and to clearly indicate that investors cannot waive the Company’s compliance with the federal securities laws and the rules and regulations promulgated thereunder.

In response to the Staff’s comments, the Company has revised its disclosure on pages A-23 and A-24 of Amendment No. 7 to add a risk factor regarding such provision.

*      *      *      *      *      *      *      *

Please do not hesitate to call Ryan Bekkerus at (212) 455-2293 with any questions or further comments regarding this filing or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

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